UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               CONSECO, INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 208464883
                                 ---------
                               (CUSIP Number)

                            Kenneth Maiman, Esq.
                         Appaloosa Management L.P.
                        26 Main Street, First Floor
                             Chatham, NJ 07928
                               (973) 701-7000
-------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communication)

                             September 10, 2003
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of s.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP NO. 208464883                                     Page 2 of 17

-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Appaloosa Investment Limited Partnership I

-------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)     [ ]
                                                                    (b)     [ ]
-------------------------------------------------------------------------------

3      SEC USE ONLY

-------------------------------------------------------------------------------

4      SOURCE OF FUNDS

       OO

-------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                        [ ]
-------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE

-------------------------------------------------------------------------------

   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-
                 --------------------------------------------------------------

 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      11,455,493
                 --------------------------------------------------------------

     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-
                 --------------------------------------------------------------

    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      11,455,493
-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       11,455,493

-------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
-------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.5%

-------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON

       PN

-------------------------------------------------------------------------------

                               SCHEDULE 13D

CUSIP NO. 208464883                                     Page 3 of 17

-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Palomino Fund Ltd.
-------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)     [ ]
                                                                    (b)     [ ]
-------------------------------------------------------------------------------

3      SEC USE ONLY

-------------------------------------------------------------------------------

4      SOURCE OF FUNDS

       OO

-------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                        [ ]
-------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       BRITISH VIRGIN ISLANDS
-------------------------------------------------------------------------------

   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-
                 --------------------------------------------------------------

 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      10,036,788
                 --------------------------------------------------------------

     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-
                 --------------------------------------------------------------

    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      10,036,788
-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,036,788

-------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
-------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.0%

-------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON

       CO

-------------------------------------------------------------------------------

                               SCHEDULE 13D

CUSIP NO. 208464883                                     Page 4 of 17

-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Appaloosa Management L.P.
-------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)     [ ]
                                                                    (b)     [ ]
-------------------------------------------------------------------------------

3      SEC USE ONLY

-------------------------------------------------------------------------------

4      SOURCE OF FUNDS

       OO

-------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                        [ ]
-------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE

-------------------------------------------------------------------------------

   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-
                 --------------------------------------------------------------

 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      21,492,281
                 --------------------------------------------------------------

     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-
                 --------------------------------------------------------------

    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      21,492,281
-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       21,492,281

-------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
-------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       21.5%

-------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON

       PN

-------------------------------------------------------------------------------

                               SCHEDULE 13D

CUSIP NO. 208464883                                     Page 5 of 17

-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Appaloosa Partners Inc.
-------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)     [ ]
                                                                    (b)     [ ]
-------------------------------------------------------------------------------

3      SEC USE ONLY

-------------------------------------------------------------------------------

4      SOURCE OF FUNDS

       OO

-------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                        [ ]
-------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE

-------------------------------------------------------------------------------

   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-
                 --------------------------------------------------------------

 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      21,492,281
                 --------------------------------------------------------------

     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-
                 --------------------------------------------------------------

    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      21,492,281
-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       21,492,281

-------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
-------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       21.5%

-------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON

       CO

-------------------------------------------------------------------------------

                               SCHEDULE 13D

CUSIP NO. 208464883                                     Page 5 of 17

-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       David A. Tepper
-------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)     [ ]
                                                                    (b)     [ ]
-------------------------------------------------------------------------------

3      SEC USE ONLY

-------------------------------------------------------------------------------

4      SOURCE OF FUNDS

       OO

-------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                        [ ]
-------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       USA

-------------------------------------------------------------------------------

   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-
                 --------------------------------------------------------------

 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      21,492,281
                 --------------------------------------------------------------

     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-
                 --------------------------------------------------------------

    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      21,492,281
-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       21,492,281

-------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
-------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       21.5%

-------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON

       IN

-------------------------------------------------------------------------------

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Conseco, Inc., a Delaware corporation (the "Company"), formerly Conseco, Inc., an Indiana corporation ("Old CNC"). The principal executive office of the Company is located at 11825 N. Pennsylvania Street, Carmel, Indiana 46032.

ITEM 2.   IDENTITY AND BACKGROUND.

          This statement on Schedule 13D is being filed by Appaloosa Investment Limited Partnership I, a Delaware limited partnership ("AILP"), Palomino Fund Ltd., a British Virgin Islands corporation ("Palomino"), Appaloosa Management L.P., a Delaware limited partnership (the "Manager"), Appaloosa Partners Inc., a Delaware corporation ("API"), and David A. Tepper, a citizen of the United States ("Mr. Tepper" and, together with AILP, Palomino, the Manager and API, the "Reporting Persons"). AILP and Palomino hold the shares of the Company's Common Stock to which this statement relates. The Manager, API and Mr. Tepper have voting and dispositive power over such shares and therefore may be deemed to be beneficial owners of such shares. The Reporting Persons have entered into a Joint Filing Agreement, dated as of September 22, 2003, a copy of which is attached hereto as Schedule I.

          API is the sole general partner of the Manager. Mr. Tepper is the sole stockholder and sole director of API, and his present principal employment is as President of API. Ronald Goldstein is Secretary of API, and his present principal employment is as Vice President of API ("Mr. Goldstein"). Lawrence O'Friel's present principal employment is as treasurer of API ("Mr. O'Friel" and, together with Mr. Goldstein, the "API Officers"). Each of the API Officers is a citizen of the United States and disclaims beneficial ownership of any of the securities covered by this statement.

          The Manager is the sole general partner of AILP, and the Manager makes all investment decisions for Palomino as its investment adviser. AILP and Palomino are referred to herein collectively as the "Purchasers." Palomino has no executive officers, and its directors are as follows: Mr. Tepper, Ernest Morrison ("Mr. Morrison"), and Graham Cook ("Mr. Cook" and, together with Mr. Morrison, the "Palomino Directors"). Mr. Morrison and Mr. Cook are each citizens of the United Kingdom. Mr. Morrison's present principal employment is as a partner of the law firm Cox Hallett Wilkinson. Mr. Cook's present principal employment is as Managing Director of TMF
(BVI) Limited and as Managing Director of Bison Financial Services Limited. Each of the Palomino Directors disclaims beneficial ownership of any of the securities covered by this statement.

          The address of the principal business and/or principal office of each of AILP, the Manager, API, Mr. Tepper and the API Officers is c/o Appaloosa Partners Inc., 26 Main Street, 1st Floor, Chatham, New Jersey 07928. The address of the principal business and principal office of Palomino is c/o Trident Trust Company (Cayman) Ltd., 1 Capital Place, P.O. Box 847, Grand Cayman, Cayman Islands. Mr. Morrison's principal business address at Cox Hallett Wilkinson is Milner House, 18 Parliament Street, Hamilton, Bermuda. Mr. Cook's principal business address at TMF (BVI) Limited is Mill Mall, P.O. Box 964, Road Town, Tortola, British Virgin Islands, and at Bison Financial Services Limited, his principal business address is Bison Court, Yamraj Building, Road Town, Tortola, British Virgin Islands.

          During the last five years, none of the Reporting Persons, the API Officers nor the Palomino Directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The Purchasers acquired the shares of Common Stock reported herein in connection with the Company's emergence from bankruptcy on September 10, 2003. On or about that date, the Company distributed a total of 21,492,281 shares of Common Stock (the "Shares") to the Purchasers, with 11,455,493 such shares distributed to AILP and 10,036,788 such shares distributed to Palomino pursuant to the consummation of the Sixth Amended Joint Reorganization Plan of Old CNC and certain of its subsidiaries, under Chapter 11 of the United States Bankruptcy Code (the "Plan of Reorganization") on account of the respective claims held by the Purchasers against one or more of the Reorganizing Debtors in that bankruptcy case. Old CNC is the predecessor of the Company.

          Such claims arose from the ownership by the Purchasers of (i) $36,932,000 aggregate principal amount of Old CNC's 6.4% Senior Notes due 2003; (ii) $15,885,000 aggregate principal amount of Old CNC's 6.8% Senior Medium-Term Notes, Series A, due 2005; (iii) $9,400,000 aggregate principal amount of Old CNC's 8.5% Senior Notes due 2002; (iv) $131,910,000 aggregate principal amount of Old CNC's 8.75% Senior Notes due 2004; (v) $6,355,000 aggregate principal amount of Old CNC's 9.0% Senior Notes due 2006; (vi) $3,500,000 aggregate principal amount of Old CNC's 10.75% Senior Notes due 2008; (vii) $56,059,000 aggregate principal amount of Old CNC's 6.8% Senior Notes due 2007; (viii) $51,195,000 aggregate principal amount of Old CNC's 8.75% Senior Notes due 2005; (ix) $118,388,000 aggregate principal amount of Old CNC's 9.0% Senior Notes due 2008; and (x) $113,570,000 aggregate principal amount of Old CNC's 10.75% Senior Notes due 2009. On or about September 10, 2003, the Purchasers exchanged all of the foregoing claims for the Shares, and all such claims were extinguished pursuant to the terms of the Plan of Reorganization. The Purchasers did not pay additional consideration for the Shares they received pursuant to the Plan of Reorganization.

          In addition, the Purchasers acquired shares of the Company's Class A Senior Cumulative Convertible Exchangeable Preferred Stock, par value $.01 per share (the "Preferred Stock"), in connection with the Company's emergence from bankruptcy on September 10, 2003. On or about that date, the Company distributed a total of 526,987 shares of Preferred Stock to the Purchasers, with 280,884 such shares distributed to AILP and 246,103 such shares distributed to Palomino pursuant to the consummation of the Plan of Reorganization on account of the respective claims held by the Purchasers against one or more of the Reorganizing Debtors in that bankruptcy case arising from the ownership of $30,000,000 aggregate principal amount of the Company's bank debt. The number of shares of Preferred Stock distributed to the Purchasers represents less than 5% of that class.

ITEM 4.   PURPOSE OF TRANSACTION.

          As described in Item 3 above, the shares beneficially owned by the Reporting Persons were acquired pursuant to the terms of the Plan of Reorganization on account of claims in Old CNC's Chapter 11 case.

          Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Shares by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), to (i) purchase additional Shares or other securities of the Company, (ii) sell or transfer Shares beneficially owned by it from time to time in public or private transactions, and (iii) cause the Manager to distribute Shares in kind to its limited partners, the limited partners of AILP and the investors in Palomino, as the case may be.

          The Reporting Persons do not hold the Shares for the purpose of, or with the effect of, changing or influencing the control of the Company, or in connection with or as a participant in any transaction having that purpose or effect. Except as otherwise described in this Schedule 13D, the Reporting Persons currently have no plans or proposals which relate or would result in any transaction, event or action enumerated in paragraphs
(a) through (j) of Item 4 of the form of the Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Based upon information obtained from the Company, as of September 10, 2003, there were a total of 100,000,000 shares of Common Stock issued by the Company pursuant to the Plan of Reorganization. AILP is the beneficial owner of 11,455,493 shares or 11.5% of these shares of Common Stock, and Palomino is the beneficial owner of 10,036,788 shares or 10.0% of these shares of Common Stock. Each of the Manager, API and Mr. Tepper is a beneficial owner of the aggregate 21,492,281 shares of Common Stock issued to the Purchasers. None of the API Officers nor the Palomino Directors beneficially owns any of these 21,492,281 shares of Common Stock. Therefore, as of the date hereof, the beneficial ownership of each of the Manager, API and Mr. Tepper constitutes approximately 21.5% of the issued and outstanding shares of Common Stock.

          (b) AILP may be deemed to have shared voting and dispositive power with respect to 11,455,493 shares of Common Stock, and Palomino may be deemed to have such shared voting and dispositive power with respect to 10,036,788 such shares. Each of the Manager, API and Mr. Tepper may be deemed to have shared voting and dispositive power with respect to 21,492,281 shares of Common Stock.

          (c) Except as described in this Schedule 13D, none of the Reporting Persons, the API Officers, nor the Palomino Directors has effected any transactions in the Common Stock during the sixty days preceding the date of this Schedule 13D.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The Manager was a member of the official committee of unsecured creditors (the "Committee") in Old CNC's Chapter 11 case. As part of the Plan of Reorganization, which was confirmed by the United States Bankruptcy Court for the Northern District of Illinois pursuant to an order entered on September 9, 2003, the Committee, including the Manager, designated all seven members of the Company's initial board of directors. No affiliate of the Manager has been designated as a member of the Company's board of directors. A copy of the Plan of Reorganization is attached hereto as
Exhibit I and is incorporated herein by reference.

          AILP and Palomino were parties to two total return swap agreements with respect to certain of Old CNC's notes (the "Reference Assets"), which agreements were entered into prior to the commencement of Old CNC's Chapter 11 case. The agreements did not give to any of the Reporting Persons the right to acquire, dispose of or vote any of the Reference Assets. Pursuant to the Plan of Reorganization, shares of Common Stock were issued in respect of the Reference Assets and, pursuant to the agreements, the Reference Assets automatically converted to Common Stock upon the confirmation of the Plan of Reorganization. Since the date that the Plan of Reorganization was confirmed, AILP and Palomino have terminated one of the swap agreements and have terminated the other swap agreement with respect to a majority of the underlying shares of Common Stock.

          In addition, the Manager on behalf of the Purchasers has entered into a Registration Rights Agreement with the Company, pursuant to which the Company has granted certain registration rights to the Manager and others with respect to all of the shares of Common Stock owned by them (the "Registrable Securities") as follows:

          (i) The Company will file a shelf registration statement with respect to the Registrable Securities no later than the last to occur of
(x) the 15th day following the date on which the Company files its Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, and
(y) December 9, 2003;

          (ii) The Company will use its reasonable best efforts to cause such shelf registration statement to be declared effective as soon as practicable after its filing, and to keep such registration statement continuously effective until the earlier of (x) the date on which all holders can sell their shares free of any volume limitations imposed by Rule 144 of the Securities Act, (y) the date on which all holders have disposed of all Registrable Securities, or (z) three years from the date on which such shelf registration statement was declared effective;

          (iii) Holders of Registrable Securities may require the Company to effect five registrations in the aggregate with respect to such securities, provided, among other things, that (x) the aggregate offering value of the shares to be registered (other than in the first registration) is at least $50,000,000 based on the market price on a recent date and (y) only one such demand registration is required to become effective in any 180-day period; and

          (iv) Each time the Company files a registration statement on Form S-1, S-2 or S-3 with respect to offering any of its equity securities, a holder of Registrable Securities may, subject to certain limitations, require the inclusion of its Registrable Securities in that offering.

          A copy of the Registration Rights Agreement is attached hereto as
Exhibit II and is incorporated herein by reference.

          A copy of the Certificate of Designations of the Preferred Stock, which sets forth the rights of the holders of shares of the Preferred Stock, is attached hereto as Exhibit III and is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1.   Schedule I   -   Joint Filing Agreement dated September 22, 2003

          2.   Exhibit I    -   Reorganizing Debtors' Sixth Amended Joint Plan
                                of Reorganization dated September 10, 2003

          3.   Exhibit II   -   Registration Rights Agreement by and between
                                Conseco, Inc. and the Stockholders on the Signature Pages thereto dated as of September 10, 2003

          4.   Exhibit III  -   Certificate of Designations of the Class A
                                Senior Cumulative Convertible Exchangeable
                                Preferred Stock of Conseco, Inc.

                                 SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 22, 2003

                                APPALOOSA INVESTMENT LIMITED PARTNERSHIP I

                                By:  APPALOOSA MANAGEMENT L.P.,
                                     Its General Partner
                                     By:  APPALOOSA PARTNERS INC.,
                                          Its General Partner

                                          By:  /s/ David A. Tepper
                                              -----------------------------
                                              Name:  David A. Tepper
                                              Title: President

                                PALOMINO FUND LTD.

                                By:  APPALOOSA MANAGEMENT L.P.,
                                     Its Investment Adviser
                                     By:  APPALOOSA PARTNERS INC.,
                                          Its General Partner

                                          By:  /s/ David A. Tepper
                                              -----------------------------
                                              Name:  David A. Tepper
                                              Title: President

                                APPALOOSA MANAGEMENT L.P.

                                     By:  APPALOOSA PARTNERS INC.,
                                          Its General Partner

                                          By:  /s/ David A. Tepper
                                              -----------------------------
                                              Name:  David A. Tepper
                                              Title: President

                                APPALOOSA PARTNERS INC.

                                By:  /s/ David A. Tepper
                                    ---------------------------------------
                                       Name:   David A. Tepper
                                       Title:  President

                                     /s/ David A. Tepper
                                --------------------------------------------
                                             David A. Tepper

                                                                 Schedule I

                           JOINT FILING AGREEMENT

          The undersigned hereby agree that the Statement on Schedule 13D filed herein (and any amendments thereto), relating to the common stock, $0.01 par value, of Conseco, Inc., is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated:  September 22, 2003

                                APPALOOSA INVESTMENT LIMITED PARTNERSHIP I

                                By:  APPALOOSA MANAGEMENT L.P.,
                                     Its General Partner
                                     By:  APPALOOSA PARTNERS INC.,
                                          Its General Partner

                                          By:  /s/ David A. Tepper
                                              -----------------------------
                                              Name:  David A. Tepper
                                              Title: President

                                PALOMINO FUND LTD.

                                By:  APPALOOSA MANAGEMENT L.P.,
                                     Its Investment Adviser
                                     By:  APPALOOSA PARTNERS INC.,
                                          Its General Partner

                                          By:  /s/ David A. Tepper
                                              -----------------------------
                                              Name:  David A. Tepper
                                              Title: President

                                APPALOOSA MANAGEMENT L.P.

                                     By:  APPALOOSA PARTNERS INC.,
                                          Its General Partner

                                          By:  /s/ David A. Tepper
                                              -----------------------------
                                              Name:  David A. Tepper
                                              Title: President

                                APPALOOSA PARTNERS INC.

                                By:  /s/ David A. Tepper
                                    ---------------------------------------
                                       Name:   David A. Tepper
                                       Title:  President

                                     /s/ David A. Tepper
                                --------------------------------------------
                                             David A. Tepper